SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 23, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 23, 2006, announcing that IBM and Dassault Systemes have collaborated to integrate 3D XML technologies with IBM workplace.

IBM and Dassault Systèmes Collaborate to Integrate
3D XML Technologies with IBM Workplace

Fostering innovation and helping to accelerate decision-making by opening 3D collaboration to the extended enterprise

Orlando, Florida, USA, January 23, 2006 — IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSYPA) today announced the integration of 3D XML technologies into the IBM® Workplace™ portfolio of software products and solutions, and IBM Lotus Notes®, extending the power of IBM Workplace portfolio of software products and solutions as a leading collaboration platform. This integration is extending the reach of 3D beyond traditional Product Lifecycle Management (PLM) users, enabling all people, from business, engineering and manufacturing departments up to the extended network of partners and suppliers, to share live, accurate 3D information quickly and easily. This helps increase collaboration and innovation related to product development, and accelerates time-to-market in a context where enterprises’ agility and responsiveness to customer demand are key competitive advantages. This new innovative 3D collaborative solution will be demonstrated at IBM Lotusphere, January 22-26 at Walt Disney World Florida, USA.

Following the successful integration of 3D XML, Dassault Systèmes’ universal lightweight format for 3D, with IBM Lotus Notes and Domino®, announced in Fall 2004, IBM and DS have integrated 3D XML inside IBM Workplace portfolio of software products and solutions, making 3D accessible to all users, beyond the engineering departments, and becoming the vehicle for better collaboration and decision-making. Workers can now share product information on all office desktops through their familiar Lotus Notes and IBM Workplace messaging e-mail interfaces. With the integrated 3D XML Player, all users benefit from an intuitive and real 3D experience and collaborate around 3D products. The new version of the 3D XML Player version is available for download from the Dassault Systèmes web site www.3ds.com/3dxml.

IBM Workplace is an innovation for collaboration that uses a single, open platform to integrate people with business processes. Users can access integrated collaborative applications such as messaging, agenda scheduling, Web conferencing, instant messaging, and documents review all within the context of their current work environment, rather than as separate applications. IBM Workplace is the next generation of offerings designed to help organizations transform both their core technology infrastructure, as well as their key business processes, and extend the reach of their existing applications in a unified, role-based IBM Workplace environment, such as Dealer Management, Product Development, Supplier Management, or Maintenance. All industries and consumers can benefit from these solutions, from current PLM users in sectors such as automotive and aerospace, to retail, media, and communications.

“3D Collaboration is a next wave of interactive technology for knowledge workers,” said Ken Bisconti, vice president of Workplace, Portal and Collaboration Products, IBM. “Dassault Systemes 3D XML Player illustrates how the richness of 3D integrates with the IBM Workplace portfolio of products and solutions to extend and enhance the collaboration experience, helping businesses become more productive, agile and responsive to changing market dynamics.

“Our partnership with IBM Software Group on 3D XML already delivered unique value by offering 3D as a new means of collaboration to all traditional Lotus Notes users,” said Dominique Florack, executive vice president, Strategy, Research and Development, Dassault Systèmes. “With 3D XML now integrated within the new generation of IBM Workplace as well, 3D Collaboration becomes even more pervasive in extended enterprises and a key enabler to their business processes transformations.”

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

IBM, Domino, Lotus, Lotus Notes, Notes and Workplace are trademarks of International Business Machines Corporation in the United States, other countries, or both

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contacts: Seena Peck (Americas) + 212-745-2633 speck@us.ibm.com	Dassault Systèmes Press Contacts: Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com
Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Frédérique Moureton +33 1 40 99 68 80 frederique_moureton@ds-fr.com
Nelly Dimey or Pierre Mas (Financial Dynamics) + 33 1 47 03 68 10 Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: January 23, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration